Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss as of April 30, 2011	$ (12,352)

Average number of shares outstanding since inception (i)	30,000,000

Net loss per share for the period from June 16, 2010 (date of inception) to April 30, 2011	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of April 30, 2011.

There have been no shares issued between April 30, 2011 and July 26, 2011 or up to the date of this prospectus.